                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D
                       (Amendment No. 1)

           Under the Securities Exchange Act of 1934

                 WHEREHOUSE ENTERTAINMENT, INC.
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $.01 PER SHARE
                 (Title of Class of Securities)

                           963281100
                         (CUSIP Number)

                    Joel A. Poretsky, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

(Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications)

                  September 2, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                           SCHEDULE 13D

CUSIP No. 963281100


1    NAME OF REPORTING PERSON
          A&M INVESTMENT ASSOCIATES #3, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          13-3926181

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          SC;OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               Common Stock:  1,525,736 shares

     8    SHARED VOTING POWER


     9    SOLE DISPOSITIVE POWER
               Common Stock:  1,525,736 shares

     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Common Stock:  1,525,736 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13.353%

14   TYPE OF REPORTING PERSON*
          OO


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                           SCHEDULE 13D

CUSIP No. 963281100


1    NAME OF REPORTING PERSON
          A&M INVESTMENT ASSOCIATES #4, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               Common Stock:  385,542 shares

     8    SHARED VOTING POWER


     9    SOLE DISPOSITIVE POWER
               Common Stock:  385,542 shares

     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Common Stock:  385,542 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
          / /

        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.37%

14   TYPE OF REPORTING PERSON*
          OO

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                           SCHEDULE 13D

CUSIP No.  963281100


1    NAME OF REPORTING PERSON
          ANTONIO C. ALVAREZ, II

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          SC;OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER

     8    SHARED VOTING POWER
               Common Stock: 1,911,278 shares

     9    SOLE DISPOSITIVE POWER

     10   SHARED DISPOSITIVE POWER
               Common Stock: 1,911,278 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Common Stock:  1,911,278 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
          / /

        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               16.72%

14   TYPE OF REPORTING PERSON*
          IN


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                           SCHEDULE 13D

CUSIP No.  963281100


1    NAME OF REPORTING PERSON
          BRYAN P. MARSAL

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          SC;OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER

     8    SHARED VOTING POWER
               Common Stock:  1,911,278 shares

     9    SOLE DISPOSITIVE POWER

     10   SHARED DISPOSITIVE POWER
               Common Stock:  1,911,278 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Common Stock:  1,911,278 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
          / /

        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               16.72%

14   TYPE OF REPORTING PERSON*
          IN

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Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended and restated as follows:

          Pursuant to a Stock Subscription Agreement between the Issuer and A&M #3, dated as of January 31, 1997, A&M #3 acquired from the Issuer 1,100,000 shares of common stock thereof for a purchase price of $6,340,000. Said stock was acquired by A&M #3 for investment purposes. A&M #3 financed said acquisition of the Issuer's stock through (a) a loan of $335,000 obtained from the Issuer in exchange for a Secured Recourse Promissory Note, and
          (b) a loan of $5,005,000 obtained from the Issuer in exchange for a Secured Non-Recourse Promissory Note.
          To secure these notes, said acquired stock was pledged as collateral. In addition, pursuant to the Management Services Agreement entered into as of January 31, 1997 among the Issuer, Alvarez & Marsal, Inc., Alvarez, and Cerberus Partners, L.P. ("Cerberus"), a Delaware limited partnership, as agent of certain creditors of the Issuer, and a Non-Transferable Stock Option Agreement, dated as of January 31, 1997, between the Issuer and A&M #3, in exchange for the management services to be provided by Alvarez & Marsal, Inc. and Alvarez, A&M #3 was granted options to acquire 993,380 shares of common stock of the Issuer. The options vest and become exercisable in equal monthly installments of approximately 47,304 shares per month over the 21 month period commencing February 1, 1997 and expiring October 31, 1998. Options to acquire 331,127 shares have an exercise price of $9.56 per share, options to acquire 331,127 shares have an exercise price of $11.58 per share, and options to acquire 331,127 shares have an exercise price of $14.10 per share.

          As of September 2, 1997 A&M #4 purchased from Credit Suisse First Boston Corporation 385,542 shares of common stock of the Issuer for a purchase price of $3,999,998.20. A&M #4 financed this purchase by (i) using $1,400,000 of its own funds, and (ii) a loan of $2,599,998.20 obtained from Madeleine, LLC ("Madeleine"), an affiliate of Cerberus, in exchange for a Secured Non-Recourse Promissory Note. To secure said note the purchased stock was pledged as collateral.

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 16, 1997


                    A&M INVESTMENT ASSOCIATES #3, LLC


                    By: /s/ Bryan P. Marsal
                            Bryan P. Marsal
                    Title:  Manager


                    A&M INVESTMENT ASSOCIATES #4, LLC


                    By: /s/ Bryan P. Marsal
                            Bryan P. Marsal
                    Title:  Manager


                    ANTONIO C. ALVAREZ, II


                    /s/ Antonio C. Alvarez, II
                    Antonio C. Alvarez, II


                    BRYAN P. MARSAL


                    /s/ Bryan P. Marsal
                    Bryan P. Marsal